Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company")
This announcement is not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, South Africa, Australia, Japan or any jurisdiction in which the same would be unlawful. This announcement is not an offer of securities in Canada, South Africa, Australia, Japan or any jurisdiction in which the same would be unlawful. Other restrictions may be applicable. Please see the important notice at the end of this announcement.
GLOBAL OFFER OF 5,000,000 NEW SHARES
London, 27 July 2009 (LSE: RRS) (Nasdaq: GOLD) — The board of directors of Randgold today announces a global offer (the “Global Offer”) of 5,000,000 new ordinary shares of US$0.05 each in the capital of Randgold in the form of ordinary shares or American Depositary Shares (“ADSs”) (collectively, the “New Shares”). The New Shares will rank pari passu with the existing ordinary shares and ADSs in all respects.
The Global Offer, which is not subject to shareholder approval, will be conducted through a bookbuilding process. The bookbuilding process is expected to close by no later than 4.00 p.m. (Eastern Standard Time) on 29 July 2009 but may be closed earlier or later at the discretion of the Company. The price at which the New Shares are issued (the “Global Offer Price”) will be determined and announced as soon as practicable after the bookbuilding process closes.
The board of directors of Randgold expects to use the net proceeds from the Global Offer to fund the feasibility studies for its Gounkoto and Massawa projects, to develop the Gounkoto and Massawa projects following approval by the board, and for other organic and corporate opportunities, including possible acquisitions.
In addition, if Randgold enters into a definitive agreement to acquire Moto Goldmines Limited (“Moto”) and the Proposed Moto Transaction (referred to below) closes, some of the net proceeds of the Global Offer could be used to fund the development of Moto’s gold project in the Democratic Republic of the Congo.
Randgold is a gold mining and exploration company and its activities are focused on West and East Africa, some of the most promising areas for gold discovery in the world. In Mali, Randgold has an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from two large open pits, several smaller satellite pits and one underground mine and is developing a further underground mine. Randgold also owns 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, Randgold owns an effective 84% controlling interest in the development stage Tongon project located in the neighbouring country of Côte d’Ivoire, which is under construction and anticipated to be in production by the end of 2010. Randgold also owns an effective 83% controlling interest in the Massawa project in Senegal where Randgold completed a scoping study in March 2009, and where Randgold has now commenced a prefeasibility study which is expected to be completed by the end of 2009. Randgold recently announced a new discovery on its Loulo permit, Gounkoto, which is located 20 kilometres south of the existing mine. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. At December 31, 2008, Randgold declared proven and probable reserves of 8.87 million ounces attributable to its percentage ownership interests in Loulo, Morila, and Tongon.
Randgold’s strategy is to create value by finding, developing and operating profitable gold mines for all its stakeholders. Randgold seeks to discover significant gold deposits, either from its own phased exploration programs or the acquisition of early stage to mature exploration programs. Randgold actively manages both its portfolio of exploration and development properties and its risk exposure to any particular geographical area. Randgold also routinely reviews opportunities to acquire development projects and existing mining operations and companies.

On July 16, 2009, Randgold announced that it has approached the board of directors of Moto, a Canadian company with gold mining operations in the Democratic Republic of the Congo, and proposed to enter into an agreement with Moto providing for the exchange of each outstanding common share of Moto for the equivalent of C$5.00 per share (as at July 15, 2009) (the “Proposed Moto Transaction”).
As announced on 27 July 2009, the board of Moto has formally confirmed that Randgold’s proposed offer is superior to the earlier offer from Red Back Mining (“Red Back”), and has given Red Back a period of five business days to offer to amend the terms of their offer. Further, Randgold has executed an irrevocable commitment to enter into an arrangement agreement to implement the Proposed Moto Transaction, provided that Red Back does not match the Proposed Moto Transaction by the end of the day (12:00 midnight (Vancouver time)) on Tuesday, 4 August 2009.
Under the Proposed Moto Transaction, Moto shareholders would receive 0.07061 of an ordinary share of Randgold (or, where applicable, 0.07061 of an ADS) per Moto share. In addition, Moto shareholders would be provided the option to elect to receive (in lieu of Randgold ordinary shares or ADSs) cash consideration of $4.47 per Moto share (C$5.00 based on the noon exchange rate published by the Bank of Canada on July 15, 2009) in respect of all or some of their Moto shares, subject to the aggregate maximum cash amount payable to all Moto shareholders under the Proposed Moto Transaction being $244 million. Assuming full take-up of the cash alternative, Randgold would expect to issue a total of approximately 3.9 million shares (including shares represented by ADSs) and pay a total cash amount of approximately $244 million to Moto shareholders. If no Moto shareholder elects to take the cash alternative Randgold would expect to issue approximately 7.8 million shares (including shares represented by ADSs).
AngloGold Ashanti has agreed with Randgold to fully fund the cash alternative for an indirect 50% interest in Moto upon completion of the Proposed Moto Transaction.
Randgold’s ordinary shares are listed on the London Stock Exchange under the ticker “RRS” and its American Depositary Shares are listed on the Nasdaq Global Select Market under the ticker “GOLD”.
It is intended that, where possible, allocations of New Shares under the Global Offer will be made:
•	first, to existing shareholders who may lawfully participate in the Global Offer and have expressed an interest in doing so (“Qualifying Existing Shareholders”), pro-rata to their existing shareholdings in Randgold; and

•	secondly, either to Qualifying Existing Shareholders in respect of any New Shares that they have indicated that they wish to take up in excess of such pro-rata entitlement or, in the absolute discretion of the Company and the Representatives, to persons other than Qualifying Existing Shareholders who may lawfully be, and are, invited to participate in the Global Offer.
Whilst reasonable enquiries have been made to establish the pro-rata entitlements of Qualifying Existing Shareholders for these purposes, neither the Company nor either Representative is obligated to offer New Shares to, or accept offers from, any person, and the Company and the Representatives reserve the right to determine allocations of New Shares under the bookbuilding process at their sole discretion.
HSBC Bank plc (“HSBC”) is acting as financial advisor, sole global co-ordinator, joint bookrunner and joint underwriter in connection with the Global Offer. Merrill Lynch International (“Merrill Lynch”) is acting as joint bookrunner and joint underwriter to the Global Offer. HSBC and Merrill Lynch (together, the “Representatives”) are also acting as representatives of certain other underwriters. Randgold expects to grant the Representatives an over-allotment option to purchase up to 750,000 additional ordinary shares in the form of new ordinary shares (or ADSs) to cover over-allotments, if any. The Global Offer will take place in accordance with the terms and conditions set out in the Appendix to this announcement outside the United States, Canada, South Africa, Australia and Japan.
Assuming the exercise of the over-allotment option in full, the New Shares will represent approximately 7.49 per cent. of Randgold’s current issued share capital. There has been no equity fund raising exercise by Randgold in the 12 months immediately preceding the date of this announcement.
Application will be made for the New Shares to be admitted to the Official List of the UK Listing Authority and to be admitted to trading by London Stock Exchange plc on its market for listed securities (together, “Admission”). The ADSs will trade on the Nasdaq Global Select Market.
Settlement for the New Shares issued pursuant to the Global Offer, as well as Admission, is expected to take place on 4 August 2009.
The Company has filed with the US Securities and Exchange Commission (“SEC”) a registration statement on Form F-3 in relation to the New Shares, which document constitutes a prospectus for the purposes of the Companies (Jersey) (General Provisions) Order 2002 (together with any amendments thereto, the “Registration Statement”). Copies of the Registration Statement are available on the SEC website at www.sec.gov from the time of this announcement.
This summary should be read in conjunction with the full text of the following announcement and the Appendix to this announcement, which contains the full terms and conditions of the Global Offer.
ENQUIRIES:

Randgold Resources
Mark Bristow, Chief Executive	Tel:	+44 7880 711386 +44 7797 752288

Graham Shuttleworth, Financial Director	Tel:	+44 7796 144438 +44 1534 735 333

Kathy du Plessis, Investor & Media Relations	Tel:	+44 20 7557 7738
	Email:	randgoldresources@dpapr.com
HSBC Bank plc
(Financial adviser, global co-ordinator, joint bookrunner and joint underwriter to the Global Offer)

Jan Sanders	Tel:	+44 20 7991 8888
Charles Spencer	Tel:	+44 20 7991 8888

Merrill Lynch International
(Joint bookrunner and joint underwriter to the Global Offer)

Simon Mackenzie-Smith	Tel:	+44 20 7995 4589
Andrew Osborne	Tel:	+44 20 7996 2629
Rupert Hume-Kendall	Tel:	+44 20 7996 2441
This announcement does not constitute an offer to sell or the solicitation of an offer to buy, the New Shares in the United States, Canada, South Africa, Australia or Japan or any jurisdiction in which the same would be unlawful. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. There will be no public offer of New Shares in the United Kingdom or elsewhere outside the United States. No money, securities or other consideration is being solicited and, if sent in response to the information herein, will not be accepted.
The New Shares will be offered in Canada only to persons who are “accredited investors” as such term is defined in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators.
Save as expressly set out, this announcement does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction. Past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

The distribution of this announcement and the offering or sale of the New Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Representatives that would permit an offering of the New Shares or possession or distribution of this announcement or any other offering or publicity material relating to the New Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and the Representatives to inform themselves about, and to observe, any such restrictions. Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Announcement should seek appropriate advice before taking any action.
This announcement is only addressed to and directed at persons in member states of the European Economic Area (“EEA”) who are “qualified investors” (“Qualified Investors”) within the meaning of Article 2(1)(e) of the EU Prospectus Directive (Directive 2003/71/EC) (the “Prospectus Directive”). Any person in the EEA who acquires any securities in the Global Offer or to whom any offer of securities is made will be deemed to have acknowledged and agreed that they are such a Qualified Investor.
In the case of any securities acquired by a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented and warranted that the securities acquired by it in the Global Offer have not been acquired on a non-discretionary basis on behalf of, nor have they have been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than an offer or resale in a member state of the EEA which has implemented the Prospectus Directive to Qualified Investors or in circumstances in which the prior consent of the Representatives has been given to each such proposed offer or resale.
The Company and the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements.
Certain statements in this announcement are forward-looking statements. Such statements speak only as at the date of this announcement, are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. The information contained in this announcement is subject to change without notice and neither the Company nor the Representatives assume any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.
This announcement has been issued by and is the sole responsibility of the Company. No representation or warranty express or implied is or will be made as to, and no responsibility or liability is or will be accepted by the Representatives nor by any of their respective affiliates as to or in relation to, the accuracy or completeness of this announcement or any other oral or written information made available to or publicly available to any interested party or their advisers, and any liability therefor is expressly disclaimed.
HSBC and Merrill Lynch, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for the Company and no one else in connection with the Global Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in relation to the Global Offer or in relation to the contents of this announcement or for any other transaction, arrangement or matters referred to in this announcement.
In connection with the Global Offer, the Representatives or any person acting on their behalves may over-allot or effect transactions with a view to supporting the market price of the Randgold’s ordinary shares or any associated securities at a level higher than that which might otherwise prevail for a limited period after the closing of the Global Offer. However, there may be no obligation on the Representatives or anyone acting on their behalves to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.
The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested, on disposal of the shares.

APPENDIX: TERMS AND CONDITIONS OF THE GLOBAL OFFER
THIS ANNOUNCEMENT, INCLUDING THIS APPENDIX (TOGETHER, “THIS ANNOUNCEMENT”), IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, SOUTH AFRICA, AUSTRALIA OR JAPAN OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES IN THE UNITED STATES, CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.
IMPORTANT INFORMATION ON THE GLOBAL OFFER FOR PLACEES ONLY
MEMBERS OF THE PUBLIC IN THE EUROPEAN ECONOMIC AREA ARE NOT ELIGIBLE TO TAKE PART IN THE GLOBAL OFFER. THIS ANNOUNCEMENT, AND THE TERMS AND CONDITIONS SET OUT IN THIS ANNOUNCEMENT ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT PERSONS WHO ARE: (A) (I) OUTSIDE THE UK, OR (II) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR (III) PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC”) OF THE ORDER, OR (IV) PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED; AND (B) (I) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS (“QUALIFIED INVESTORS”) (AS DEFINED IN ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE), AND/OR (II) PERSONS IN THE UNITED KINGDOM WHO ARE QUALIFIED INVESTORS (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT IN THIS ANNOUNCEMENT RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.
Persons who are invited to and who choose to participate in the Global Offer by making an oral offer to take up New Shares, will be deemed to have read and understood this Announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix. In particular, unless otherwise agreed in writing, each such Placee represents, warrants and acknowledges that it is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any New Shares that are allocated to it for the purposes of its business; and is outside the United States, within the meaning of Regulation S under the Securities Act.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy, the New Shares in the United States, Canada, South Africa, Australia or Japan or any jurisdiction in which the same would be unlawful. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus which will contain detailed information about the Company and its management, as well as financial statements. There will be no public offer of New Shares in the United Kingdom or elsewhere outside the United States. No money, securities or other consideration is being solicited and, if sent in response to the information herein, will not be accepted.
Details of the Underwriting Agreement and the New Shares
The New Shares will, when issued, be credited as fully paid and will rank equally in all respects with the existing issued Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid in respect of the Ordinary Shares after the date of issue of the New Shares.
In this Appendix, unless the context otherwise requires, “Placee” means a Relevant Person (including individuals, funds or others) by whom or on whose behalf a commitment to take up New Shares has been given pursuant to the terms of this announcement.

Application for listing and admission to trading
Application will be made to the FSA for admission of the New Shares to the Official List maintained by the FSA (the “Official List”) and to London Stock Exchange plc for admission to trading of the New Shares on its market for listed securities. It is expected that dealings in the New Shares will commence no later than 4 August 2009.
Participation in, and principal terms of, the Global Offer
1.	The books will open with immediate effect and the bookbuilding process is expected to close by no later than 4.00 p.m. (Eastern Standard Time) on 29 July 2009 but may be closed earlier or later at the discretion of the Company and the Representatives. The Global Offer Price will be determined and announced as soon as practicable after the bookbuilding process closes.
2.	Participation in the Global Offer will only be available to persons who can demonstrate to the Representatives’ reasonable satisfaction that they may lawfully do so.
3.	To bid in the bookbuilding process, prospective Placees should communicate their bid by telephone to their usual sales contact at HSBC or Merrill Lynch. Each bid should state the number of New Shares which a prospective Placee wishes to acquire either at the Global Offer Price or at prices up to a price limit specified in its bid. Bids may be scaled down by the Representatives on the basis referred to in paragraph 9 below. The Representatives are arranging the Global Offer as agents for and on behalf of the Company.
4.	It is intended that, where possible, allocations of New Shares under the bookbuilding process will be made:
(a)	first, to Qualifying Existing Shareholders pro-rata to their existing shareholdings in Randgold; and

(b)	secondly, either:
(i)	to Qualifying Existing Shareholders in respect of any New Shares that they have indicated that they wish to take up in excess of such pro-rata entitlement; or

(ii)	in the absolute discretion of the Company and the Representatives, to persons other than Qualifying Existing Shareholders who may lawfully be, and are, invited to participate in the Global Offer.
Whilst reasonable enquiries have been made to establish the pro-rata entitlements of Qualifying Existing Shareholders for these purposes, neither the Company nor either Representative is obligated to offer New Shares to, or accept offers from, any person, and the Company and the Representatives reserve the right to determine allocations of New Shares under the bookbuilding process at their sole discretion.
5.	Notwithstanding that the Global Offer is being directed only at Qualified Investors the Representatives may, in their absolute discretion, invite certain existing shareholders who are not Qualified Investors to participate in the Global Offer provided this does not give rise to any requirement for the Company to publish a prospectus in the EEA in accordance with the Prospectus Directive and is otherwise in accordance with applicable law.
6.	The timing of the closing of the bookbuilding is at the discretion of the Representatives. Each Representative, in agreement with the Company, may accept bids that are received after the bookbuilding has closed.
7.	Each prospective Placee’s allocations will be confirmed orally by a Representative following the close of the bookbuilding process, and a trade confirmation will be dispatched as soon as possible thereafter. A Representative’s oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such person (who will at that point become a Placee) to accept the allotment and issue of the number of New Shares allocated to it at the Global Offer Price on the terms and conditions set out in this Appendix and in accordance with the Company’s Memorandum and Articles of Association.
8.	Each Placee will also have an immediate, separate, irrevocable and binding obligation, owed to the Representatives, to pay to the Representatives (or as the Representatives may direct) in cleared funds an amount equal to the product of the Global Offer Price and the number of New Shares for which such Placee has agreed to subscribe.
9.	The Company will announce the Global Offer Price as soon as practicable following the close of the bookbuilding process.
10.	The Representatives may choose to accept bids, either in whole or in part, on the basis of allocations determined at their absolute discretion (in agreement with the Company) and may scale down any bids for this purpose on such basis as they may determine. They may also, notwithstanding paragraphs 6 and 7 above, subject to the prior consent of the Company (a) allocate New Shares after the time of any initial allocation to any person submitting a bid after that time and (b) allocate New Shares after the bookbuilding has closed to any person submitting a bid after that time.
11.	A bid in the bookbuilding process will be made on the terms and subject to the conditions in this announcement and except as otherwise provided will be legally binding on the Placee on behalf of which it is made and except with the consent of the Representatives will not be capable of variation or revocation after the time at which it is submitted.
12.	Irrespective of the time at which a Placee’s allocation pursuant to the Global Offer is confirmed, settlement for all New Shares to be acquired pursuant to the Global Offer will be required to be made at the same time, on the basis explained below under “Registration and Settlement”.
13.	All obligations under the Global Offer will be subject to fulfilment of the conditions referred to below under “Conditions of the Global Offer” and to the Global Offer not being terminated on the basis referred to below under “Right to terminate under the Underwriting Agreement”.
14.	By participating in the Global Offer, each Placee will agree that its rights and obligations in respect of the Global Offer will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.
15.	To the fullest extent permissible by law, neither the Representatives nor any of their respective affiliates shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, neither the Representatives nor any of their respective affiliates shall have any liability (including to the fullest extent permissible by law, any fiduciary duties) in respect of the Representatives’ conduct of the bookbuilding process or the allocation entitlements to New Shares.
Conditions of the Global Offer
The Global Offer will be conditional upon the global offering agreement to be entered into between the Company and the Representatives on behalf of the several underwriters (the “Underwriting Agreement”) becoming unconditional and not having been terminated in accordance with its terms.
The obligations of the underwriters under the Underwriting Agreement will be conditional upon, inter alia:
(a)	Admission taking place by the agreed time, expected to be no later than 8.00 a.m. on 4 August 2009.
(b)	the representations and warranties in the Underwriting Agreement being true and correct at all relevant times; and
(C)	the Company complying in all material respects with its obligations under the Underwriting Agreement.

If (a) any of the conditions are not fulfilled or (where applicable) waived by the respective time or date where specified (or such later time or date as the Representatives and the Company may agree); (b) any such condition becomes incapable of being fulfilled and is not waived; or (c) the Underwriting Agreement is terminated in the circumstances specified below, the Global Offer will lapse and the Placees’ rights and obligations hereunder shall cease and terminate at such time and each Placee agrees that no claim can be made by or on behalf of the Placee (or any person on whose behalf the Placee is acting) in respect thereof.
By participating in the Global Offer each Placee agrees that its rights and obligations hereunder terminate only in the circumstances described above and will not be capable of rescission or termination by Placees in any other circumstances. The Representatives reserve the right (with the agreement of the Company) to waive or to extend the time and/or date for fulfilment of any of the conditions in the Underwriting Agreement. Any such extension or waiver will not affect Placees’ commitments. The Representatives shall have no liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Underwriting Agreement.
Right to terminate under the Underwriting Agreement
The Representatives will be entitled, at any time before Admission, to terminate the Underwriting Agreement in accordance with the terms of the Underwriting Agreement in certain circumstances if:
(a)	the representations and warranties in the Underwriting Agreement or any of them are not true and correct at all relevant times;
(b)	there has been a material adverse change in or affecting the general affairs, business, prospects, directors of the Company, executive officers of the Company, financial position, shareholders’ equity or results of operations of the Company and its subsidiary undertakings taken as a whole; or
(c)	(i) trading generally shall have been suspended or materially limited on, the New York Stock Exchange, the London Stock Exchange or another trading market specified in the Underwriting Agreement; (ii) there has been a suspension or material limitation in trading of securities of or guaranteed by the Company; (iii) there has been a general moratorium on commercial banking activities or a material disruption has occurred in commercial banking or shares settlement or clearance services in the United States, the United Kingdom, Canada or the European Economic Area; (iv) there has been an outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of war or national emergency by the United States, or any other calamity or crisis or change in political, financial or economic conditions or currency exchange rates or (v) there has arisen or occurred any other outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis which, in the case of (iv) or (v), in the Representatives’ judgment, is material and adverse and which makes it impracticable to market the New Shares on the terms of the Global Offer set forth in the prospectus referred to below.
By participating in the Global Offer each Placee agrees with the Representatives that the exercise by the Representatives of any right or termination or other discretion under the Underwriting Agreement shall be within the absolute discretion of the Representatives and that the Representatives need make no reference to Placees and shall have no liability whatsoever to Placees or potential Placees in connection with any such exercise.
Registration Statement and No FSA Prospectus
The Company has filed a registration statement on Form F-3 with the SEC in relation to the New Shares, which document constitutes a prospectus for the purposes of the Companies (Jersey) (General Provisions) Order 2002. Copies of the Registration Statement are available from www.randgoldresources.com from the time of this announcement.
No prospectus has been or will be submitted to be approved by the FSA in relation to the New Shares and the Placees’ commitments will be made solely on the basis of the information contained in this Announcement, the announcement of the results of the bookbuilding process and the Global Offer Price, the Registration Statement and any information publicly announced to a Regulatory Information Service by or on behalf of the Company prior to the date of this Announcement (together, the “Publicly Available Information”). Each Placee, by accepting a participation in the Global Offer, agrees that (a) it has been provided with a copy of, and shall be deemed to have knowledge of the contents of, the Registration Statement; and (b) it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of the Representatives or the Company and the Representatives will not be liable for any Placee’s decision to accept this invitation to participate in the Global Offer based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has otherwise relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Global Offer. Nothing in this Announcement shall exclude the liability of any person for fraudulent misrepresentation.
Registration and Settlement
Settlement of transactions in the New Shares to be issued pursuant to the invitation to participate contained in this Announcement will, following Admission, take place within the CREST system, subject to certain exceptions. The Representatives reserve the right to require settlement for and delivery of the New Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible within the CREST system within the timetable set out in this announcement or would not be consistent with the regulatory requirements in the Placee’s jurisdiction.
Placees who are allocated any New Shares in the Global Offer pursuant to the invitation to participate contained in this announcement will be sent a conditional contract note confirming the contract concluded upon acceptance of their earlier oral offer and also confirming the Global Offer Price and the aggregate amount due in respect of their allocation of New Shares. Settlement will be on a T+3 basis and is therefore expected to take place on 4 August 2009. Interest is chargeable daily on payments to the extent that value is received after the due date at the rate of two percentage points above prevailing LIBOR as determined by the Representatives.
If Placees do not comply with these obligations, the Representatives may sell their New Shares on their behalf and retain from the proceeds, for the Representatives’ own account and benefit, an amount equal to the Global Offer Price plus any interest due. Such Placees will, however, remain liable for any shortfall below the Global Offer Price and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon any transaction in the New Shares on their behalf.
If New Shares are to be delivered to a custodian or settlement agent, Placees must ensure that the conditional contract note is copied and delivered immediately to the relevant person within that organisation.
Insofar as New Shares are registered in the name of a Placee, in the name of their nominee, or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such New Shares will, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax.
Placees and potential Placees will not be entitled to receive any fee or commission in connection with the Global Offer.
Representations and Warranties
By participating in the Global Offer each Placee (and any person acting on such Placee’s behalf):
1.	represents and warrants that it has read this Announcement, including the Appendix, in its entirety;
2.	acknowledges that, save for the Registration Statement, no offering document or prospectus has been or will be prepared in connection with the placing of the New Shares and represents and warrants that, save for the Registration Statement, it has not received a prospectus or other offering document in connection therewith;

3.	acknowledges that the Ordinary Shares are listed on the Official List, and the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the FSA, which includes a description of the nature of the Company’s business and the Company’s most recent balance sheet and profit and loss account and that it is able to obtain or access such information without undue difficulty;
4.	acknowledges that neither the Company nor the Representatives nor any of their respective affiliates nor any person acting on behalf of any of them has provided, and will not provide it with, any material regarding the New Shares or the Company other than this Announcement or the Registration Statement; nor have they requested the Company, the Representatives, any of their respective affiliates or any person acting on behalf of any of them to provide it with any such information;
5.	acknowledges that the content of this Announcement is solely the responsibility of the Company and that neither the Representatives nor any person acting on their behalf of them has or shall have any liability for any information, representation or statement contained in this Announcement or any information previously published by or on behalf of the Company and will not be liable for any Placee’s decision to participate in the Global Offer based on any information, representation or statement contained in this Announcement or the Registration Statement or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to acquire the New Shares is contained in this Announcement, the Registration Statement and any information previously published by the Company by notification to a Regulatory Information Service, such information being all that it deems necessary to make an investment decision in respect of the New Shares and that it has neither received nor relied on any other information given or representations or warranties (whether express of implied) or statements made by the Company or the Representatives and neither the Company nor the Representatives will be liable for any Placee’s decision to accept an invitation to participate in the Global Offer based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Global Offer;
6.	acknowledges that neither the Representatives nor any person acting on behalf of them nor any of their respective affiliates has or shall have any liability for any publicly available or filed information or any representation relating to the Company, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;
7.	acknowledges that its allocation (if any) of New Shares will represent a maximum number of New Shares which it will be entitled, and required, to subscribe for, and that the Company may call upon it to subscribe for a lower number of New Shares (if any), but in no event in aggregate more than the aforementioned maximum;
8.	represents and warrants that it is, or at the time the New Shares are acquired that it will be, the beneficial owner of such New Shares, or that the beneficial owner of such New Shares is not a resident of the United States, Canada, South Africa, Australia, or Japan;
9.	acknowledges that the New Shares have not been and will not be registered under the securities legislation of Canada, South Africa, Australia, or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within those jurisdictions;
10.	understands that no action has been or will be taken by any of the Company or the Representatives or any person acting on behalf of any of them that would, or is intended to, permit a public offer of the New Shares in any country or jurisdiction where any such action for that purpose is required;
11.	represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Terrorism Act 2006 and the Money Laundering Regulations 2007 (the “Regulations”) and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;
12.	if a financial intermediary, as that term is used in Article 3(2) of the EU Prospectus Directive 2003/71/EC, represents and warrants that the New Shares purchased by it in the Global Offer will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in a Member State of the European Economic Area which has implemented the Prospectus Directive other than Qualified Investors, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale;
13.	represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any New Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the Financial Services and Markets Act 2000 (the “FSMA”);
14.	represents and warrants that it has not offered or sold and will not offer or sell any New Shares to persons in the European Economic Area prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted in and which will not result in an offer to the public in any member state of the European Economic Area within the meaning of the Prospectus Directive (which means Directive 2003/71/EC and includes any relevant implementing measure in any member state);
15.	represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) relating to the New Shares in circumstances in which section 21(1) of the FSMA does not require approval of the communication by an authorised person;
16.	represents and warrants that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the New Shares in, from or otherwise involving, the United Kingdom;
17.	represents and warrants that it and any person acting on its behalf is entitled to acquire the New Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation in the Global Offer and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and will honour such obligations;
18.	undertakes that it (and any person acting on its behalf) will make payment for the New Shares allocated to it in accordance with this Announcement on the due time and date set out herein, failing which the relevant New Shares may be placed with other Placees or sold as the Representatives may in their sole discretion determine and without liability to such Placee;
19.	acknowledges that neither the Representatives, nor any of their respective affiliates, nor any person acting on behalf of any of them, is making any recommendations to Placees, advising Placees regarding the suitability of any transactions they may enter into in connection with the Global Offer and that participation in the Global Offer is on the basis that Placees are not and will not be clients of the Representatives and that the Representatives have no duties or responsibilities to Placees for providing the protections afforded to their respective clients or customers or for providing advice in relation to the Global Offer nor in respect of any representations, warranties, undertakings or indemnities contained in the Underwriting Agreement nor for the exercise or performance of any of the Representatives’ rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

20.	acknowledges that its commitment to subscribe for New Shares pursuant to these terms and conditions will continue notwithstanding any amendment that may in future be made to the terms of the Global Offer and that Placees will have no right to be consulted or require that their consent be obtained with respect to the Company’s conduct of the Global Offer. The foregoing representations, warranties and confirmations are given for the benefit of the Company as well as the Representatives;
21.	in making any decision potentially to subscribe for New Shares, confirms that it has knowledge and experience in financial, business and international investment matters as is required to evaluate the merits and risks of subscribing for or purchasing the New Shares. It further confirms that it is experienced in investing in securities of this nature in this sector and is aware that it may be required to bear, and is able to bear, the economic risk of, and is able to sustain a complete loss in connection with the Global Offer. It further confirms that it relied on its own examination and due diligence of the Company and its group taken as a whole, and the terms of the Global Offer, including the merits and risks involved;
22.	warrants and represents that it has (a) made its own assessment and satisfied itself concerning legal, regulatory, tax, business and financial considerations in connection herewith to the extent it deems necessary; (b) had access to review publicly available information concerning the Company and its group that it considers necessary or appropriate and sufficient in making an investment decision; (c) reviewed such information as it believes is necessary or appropriate in connection with its potential subscription for New Shares; and (d) made its investment decision based upon its own judgement, due diligence and analysis and not upon any view expressed or information provided by or on behalf of the Representatives;
23.	understands and agrees that it may not rely on any investigation that the Representatives or any person acting on behalf of them may or may not have conducted with respect to the Company, its group, or the Global Offer and that the Representatives have not made any representation to it, express or implied, with respect to the merits of the Global Offer, any potential subscription for the New Shares, or as to the condition, financial or otherwise, of the Company, its group, or as to any other matter relating thereto, and nothing herein shall be construed as a recommendation to it to acquire the New Shares. It acknowledges and agrees that no information has been prepared by the Representatives for the purposes of the Global Offer;
24.	undertakes that the person who it specifies for registration as holder of the New Shares will be (i) itself; or (ii) its nominee, as the case may be. Neither the Representatives nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to participate in the Global Offer and it agrees to indemnify the Company and the Representatives in respect of the same on the basis that the New Shares will be allotted to the CREST stock account of the Representatives who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;
25.	acknowledges and agrees that the Representatives or any of their affiliates may, at their absolute discretion, agree to become a Placee in respect of some or all of the New Shares;
26.	acknowledges that these terms and conditions and any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract or its formation, except that enforcement proceedings in respect of the obligation to make payment for the New Shares (together with any interest chargeable thereon) may be taken by the Company or the Representatives in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;
27.	represents and warrants that it will acquire any New Shares subscribed by it for its own account or for one or more accounts as to each of which it exercises sole investment discretion and it has full power to make the acknowledgements, representations and agreements herein on behalf of each such account;
28.	agrees that the Company, the Representatives and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings which are given to the Representatives on their own behalf and on behalf of the Company, and are irrevocable; and
29.	agrees to indemnify and hold the Company, the Representatives and their respective affiliates harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach by them of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix and further agrees that the provisions of this Appendix shall survive after completion of the Global Offer.
Placees should note that if any acquisition by them (and/or any acquisition by a person for whom such Placee is contracting as agent) of New Shares other than directly from the Company results in stamp duty or stamp duty reserve tax being payable, neither the Company nor the Representatives will be responsible for paying such stamp duty or stamp duty reserve tax.
Placees should also note that they will be liable for any stamp duty, stamp duty reserve tax and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the allotment and issue to them of any New Shares or the agreement by them to accept the allotment and issue of any New Shares.
When a Placee or person acting on behalf of the Placee is dealing with the Representatives, any money held in an account with the Representatives on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the FSA made under the FSMA. Each Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the Representatives’ money in accordance with the client money rules and will be used by the Representatives in the course of their own respective businesses; and Placees will rank only as general creditors of the Representatives.
All times and dates in this Announcement may be subject to amendment. The Representatives shall notify the Placees and any person acting on behalf of the Placees of any changes.